Filed by: First Commonwealth Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: GA Financial, Inc.
Commission File No.: 001-14154

NEWS RELEASE

For More Information Contact:

To: All Area News Agencies	John J. Dolan, Executive Vice President and
Chief Financial Officer
From: First Commonwealth	First Commonwealth Financial Corporation
Financial Corporation	(724) 349-7220

Date: December 12, 2003	Todd L. Cover, Chief Operating Officer
Great American Federal
(412) 882-9946

FIRST COMMONWEALTH TO ACQUIRE GA FINANCIAL, INC.

INDIANA, PA - First Commonwealth Financial Corporation (NYSE:FCF), the holding company for First Commonwealth Bank, and GA Financial, Inc. (AMEX:GAF), the parent company for Great American Federal, announced today the execution of a definitive agreement under which GA Financial, Inc. and Great American Federal would merge into First Commonwealth Financial Corporation and First Commonwealth Bank, respectively.  Under terms of the agreement, the shareholders of GA Financial, Inc. (GAF) can elect to receive $35.00 in cash or an equivalent value of First Commonwealth common stock for each GAF share owned, subject to proration as provided in the definitive agreement to ensure that 40% of the aggregate merger consideration will be paid in cash and 60% in First Commonwealth common stock.  Common stock received by GAF shareholders is expected to qualify as a tax-free exchange.

The transaction was unanimously approved by the Board of Directors of both organizations.  The transaction is subject to all required regulatory approvals and the approval by GAF shareholders, and is expected to be completed by mid-year 2004.  First Commonwealth believes that the transaction will be immediately accretive to earnings.

Joseph E. O'Dell, President and Chief Executive Officer of First Commonwealth, stated, "We are excited with the opportunity to further expand our presence in the Pittsburgh market.  The GAF markets provide us a second step to our in-market growth strategy and the results of the transaction will provide substantial growth opportunities."

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John M. Kish, Chairman and Chief Executive Officer of GAF, stated, "We are pleased to be joining one of the premier financial services companies in Pennsylvania.  This transaction provides our shareholders with significant immediate value as well as the opportunity to participate as shareholders in a significantly larger institution.  The merger also improves our ability to serve our customers and expands career opportunities for our employees.  We consider this a good transaction for our shareholders and our other constituencies."

First Commonwealth Financial Corporation, headquartered in Indiana, Pennsylvania, is a $5.2 billion bank holding company including recently acquired Pittsburgh Financial Corp. offering a full array of financial services, operating through First Commonwealth Bank in 17 counties in western and central Pennsylvania.  Financial services and insurance products are also provided through First Commonwealth Trust Company, First Commonwealth Financial Advisors, and First Commonwealth Insurance Agency.  Data processing and support services are offered through First Commonwealth Systems Corporation and First Commonwealth Professional Resources, Inc.

GA Financial, Inc. is the parent company of Great American Federal with total assets of $883 million, deposits of $545 million, and equity of nearly $95 million at September 30, 2003.  Great American Federal has 12 full service offices in Allegheny County.

The proposed merger will be submitted to GAF's shareholders for their consideration.  First Commonwealth and GAF will file a registration statement, which will include a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC.  BEFORE MAKING ANY DECISION REGARDING THE MERGER, SHAREHOLDERS OF GAF are urged to read the registration statement and the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information.  You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Commonwealth and GAF, at the SEC's Internet site (http://www.sec.gov).  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to the Secretary of First Commonwealth, First Commonwealth Financial Corporation, Old Courthouse Square, 22 North Sixth Street, P.O. Box 400, Indiana, PA 15701-0400, (724) 349-7220, or to the Secretary of GA Financial, Inc., 4750 Clairton Boulevard, Pittsburgh, PA 15236, (412) 882-9946.

GAF and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of GAF in connection with the merger.  Information about the directors and executive officers of GAF and their ownership of GAF common stock is set forth in the proxy statement, dated March 17, 2003, for GAF's 2003 annual meeting of shareholders, as filed with the SEC on a Schedule 14A.  Additional information about the interests of those participants may be obtained from reading the definitive proxy statement/prospectus regarding the proposed merger when it becomes available.

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Statements contained in this press release that are not historical facts are forward looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Such statements include but are not limited to the expected impact of the merger on earnings, the expected cost savings that can be realized after the merger, the expected cost of the transaction and the expected closing date of the merger.  Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from estimates results, including, without limitation, the satisfaction of all conditions to the merger, including receipt of all required regulatory approvals and the receipt of GAF stockholder approval, and First Commonwealth's ability to successfully integrate Great American Federal into First Commonwealth Bank and to achieve the desired cost savings on a timely basis.  Additional  risks and uncertainties are detailed in First Commonwealth's filings with the Securities and Exchange Commission.

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Transaction Summary

Purchase Price per Share	$35.00 in cash or shares of First Commonwealth common stock (based on the average closing price on the NYSE for the 10 trading days ending on the third business day before the closing date)

Aggregate Consideration	40% cash and 60% First Commonwealth common stock

Market Premium	22%

Aggregate Transaction Value	$183.2 million

Anticipated Closing	On or before June 30, 2004

Anticipated Transaction Cost	$3.0 million

Anticipated Cost Savings	$4.5 million annually (25%)

Required Approvals	Board of Governors of the Federal Reserve System, Office of Thrift Supervision, GA Financial, Inc. Shareholders, FDIC, and Pennsylvania Dept. of Banking

Strategic Rationale

In-Market Geographic Expansion

-	Leverages Pittsburgh area presence, after recent acquisition of BankPittsburgh
-	Similar markets and demographics

Market Synergies

-	Commercial lending expansion
-	Expected to enhance First Commonwealth's position as #2 SBA lender in Pittsburgh area
-	Trust, insurance, financial planning services, and internet banking will be available to a wider range of customers
-	Risk management strength of FCF will be extended to larger entity

Financial Impact Favorable

-	Immediately accretive to GAAP and cash earnings
-	Expected cost efficiencies in operations and overlapping functions
-	Leverage capital base
-	Increased dividend to GAF shareholders (94%) (based on First Commonwealth's annualized dividend yield)
-	Greater liquidity for resulting shareholders

Advisor to GAF

-	Janney Montgomery Scott LLC

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